UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
(Exact name of co-registrants as specified in their charters)

Texas Texas (State or other jurisdiction of incorporation or organization)	81-6950788 81-4644966 (I.R.S. Employer Identification Nos.)

1717 Main Street, Suite 4200, Dallas, TX (Address of Principal Executive Offices)	75201 (Zip Code)

Registrant’s telephone number, including area code: 254-751-7797

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Position Holder Trust Interests
(Title of Class)
Continuing Fractional Interests
(Title of Class)
IRA Partnership Interests
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X] (Do not check if smaller reporting company)	Smaller reporting company []

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EXPLANATORY NOTE

Life Partners Position Holder Trust, a Texas trust, and Life Partners IRA Holder Partnership, LLC, a Texas limited liability company, came into existence on December 9, 2016, as a result of a Chapter 11 bankruptcy proceeding initiated in 2015 by Life Partners Holding, Inc. On that date, the Bankruptcy Court created these issuer entities with December 31 fiscal year ends, which have an aggregate of 22,000 holders of record of 100,000 “fractional interests” in assets consisting of life insurance policies on third parties with a face amount of approximately $2.4 billion. The bankruptcy filing was precipitated by various fraudulent activities of Life Partners Holding, Inc. and certain of its officers. The SEC rules require an issuer to register any class of “equity” securities held of record by more than 2,000 persons, within 120 days of its fiscal year end, if on the last day of its most recent fiscal year the issuer had total assets exceeding $10 million. As such, this Registration Statement is required to be filed by the issuer entities with the SEC.

In this regard, the financial statements are being prepared but are not yet complete. Due to the complexity of the bankruptcy proceeding, as well as the fraudulent nature of the debtors’ business activities, the proceedings in the Bankruptcy Court did not result in a detailed listing or opening balance of the particular policy assets or liabilities to be assumed correlated with interests of each interest holder or claimant as of December 9, 2016. Further extensive substantive testing of transactions and account balances is required to ensure that the financial statements fairly present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles and SEC rules and regulations, and are in a position to be audited.

Once this Registration Statement becomes effective, however, we will be subject to the requirements of Section 13(a) of the Securities Exchange Act of 1934, including the rules and regulations promulgated thereunder, which will require us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements; although not all forward-looking statements include these words. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and are difficult to predict, that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including the factors set forth in “Item 1A. Risk Factors” and elsewhere in this Registration Statement.

Item 1. Business.

Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC were created on December 9, 2016, as a result of the bankruptcy proceeding of Life Partners Holdings, Inc., a Texas corporation, under Chapter 11 of the Bankruptcy Code. Life Partners Holdings was the parent company of Life Partners, Inc., a Texas corporation, and its wholly-owned subsidiary LPI Financial Services, Inc., a Texas corporation. From 1991 until 2014, Life Partners, Inc. was a specialty financial services company engaged in the business of purchasing individual life insurance policies from third parties by raising money from the offer and sale to investors of “fractional interests” in such policies. LPI Financial Services, Inc. was organized to bill and collect certain fees charged to investors in connection with the business. Life Partners and LPI Financial Services also filed for protection under Chapter 11 of the Bankruptcy Code.

When used in this Registration Statement, unless otherwise indicated, the terms “Registrant,” “we,” “us” and “our” refers to Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC together, “Trust” or “Position Holder Trust” refers to Life Partners Position Holder Trust, the “IRA Partnership” refers to Life Partners IRA Holder Partnership, LLC and “Debtors” collectively refers to Life Partners Holdings, Inc., Life Partners, Inc. and LPI Financial Services, Inc.

   The Bankruptcy

The Registrant was formed pursuant to the Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., dated as of October 27, 2016, which we call the “Plan,” that was confirmed by order of the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division on November 1, 2016. The Plan became effective on December 9, 2016, and Eduardo S. Espinosa, Esq. was appointed by the Bankruptcy Court to serve as Trustee of Life Partners Position Holder Trust and Manager of Life Partners IRA Holder Partnership, LLC as of the Effective Date.

The Registrant’s primary purpose is to liquidate the assets of its predecessors in a manner calculated to conserve, protect and maximize the value of the assets and to distribute the proceeds thereof to the Registrant’s beneficiaries. The Trust was established as a liquidating trust treated as a grantor trust for state law and federal income tax purposes, and has no objective or authority to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, its liquidating purpose.

Detailed background information regarding the formation of the Registrant, and the proceedings in the Bankruptcy Court pursuant to which the Plan was developed, confirmed and is being implemented is included in the Disclosure Statement for the Plan, a copy of which is filed as Exhibit 2.2 to this Registration Statement, and a copy of the Plan itself that is filed as Exhibit 2.1, both of which are incorporated herein by reference. In addition, a copy of the Confirmation Order of the Bankruptcy Court is filed as Exhibit 99.1, a copy of the Trust Agreement for Life Partners Position Holder Trust is filed as Exhibit 3.1, and a copy of the Life Partners IRA Holder Partnership Limited Liability Company Agreement is filed as Exhibit 3.2 to this Registration Statement. Capitalized terms used in this Registration Statement but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

The Debtors. As noted above, prior to the commencement of the bankruptcy proceedings Life Partners, Inc. was engaged in the business of: (i) acting as a life settlement provider in purchasing individual life insurance Policies insuring the lives of terminally ill individuals or seniors from third parties; and (ii) raising money to purchase Policies by selling investment contracts to investors, including investors who purchased through their individual retirement accounts. The investment contracts were denominated as “Fractional Interests” in the Policies, or in the case of purchases made through an investor’s IRA, promissory notes relating to Fractional Interests, called “IRA Notes.” The IRA Notes and Fractional Interests together are called the “Fractional Positions.”

Before the bankruptcy proceedings, Life Partners Holdings, Inc. and Life Partners, Inc. were defendants in numerous lawsuits commenced by the SEC, the State of Texas and certain investors who purchased Fractional Positions, which alleged numerous violations of various federal and state securities laws with respect to the sale of Fractional Positions and the filing of misleading periodic reports with the SEC. In December 2014, the SEC obtained a $38.7 million judgment against Life Partners Holdings, Inc., as well as judgments aggregating $8 million against two former officers. On January 20, 2014, Life Partners Holdings, Inc. filed for protection under the Bankruptcy Code followed by Life Partners, Inc. and LPI Financial Services, Inc. filing for protection on May 19, 2015.

The Debtors had over 90,000 creditors and parties in interest and controlled almost 3,400 Policies with an aggregate face amount of approximately $2.4 billion. Moreover, there were approximately 22,000 investors who held over 100,000 outstanding Fractional Positions. The Debtors’ Chapter 11 bankruptcy cases were designated by the Bankruptcy Court as complex Chapter 11 cases and jointly administered.

The Reorganization Plan. During the course of the bankruptcy proceedings, the Chapter 11 Trustee and the Official Committee of Unsecured Creditors developed, revised and amended a plan of reorganization under the Bankruptcy Code, which was ultimately confirmed by the Bankruptcy Court. In developing the Plan, the Chapter 11 Trustee and the Debtors negotiated a settlement agreement of pending class action litigation, which was approved by the Bankruptcy Court, pursuant to which investors who held Fractional Positions were provided with options under the Plan to elect the treatment of their claims against the Debtors relating to their individual Fractional Positions. Investors also were notified whether they owed any amounts to the Debtors with regard to any of their Fractional Positions and, if so, the Plan established a “catch-up” process pursuant to which the investors were given an opportunity to pay those amounts and preserve their Fractional Positions. As provided in the Plan, an investor’s failure to pay any defaulted amounts related to a Fractional Position by the stated deadline resulted in the abandonment (i.e., forfeiture and loss) of the Fractional Position. Investors that owed such amounts and paid them by the deadline became eligible to make an election with respect to the Fractional Position.

On June 24, 2016, the Bankruptcy Court approved the Disclosure Statement for the Plan and authorized the Chapter 11 Trustee and the Official Committee of Unsecured Creditors to solicit votes on the approval and acceptance of the Plan. The Bankruptcy Court also approved a disclosure statement for a competing plan that was proposed by another party in interest and authorized that party to solicit votes on its competing plan. After a contested confirmation hearing, the Bankruptcy Court confirmed the Plan on November 1, 2016. Although votes were solicited on the competing plan, it was withdrawn prior to commencement of the confirmation hearing. As noted above, the Plan became effective on December 9, 2016.

Under the Plan, three new legal entities were created to implement the provisions of the Plan and to take required actions under the Plan:

Life Partners Position Holder Trust – The Position Holder Trust is a liquidating trust that, as a result of the bankruptcy proceeding, owns the legal title to, and together with the Continuing Fractional Interest Holders, essentially all beneficial and equitable title in the nearly 3,400 Policies purchased by Life Partners, Inc., in life settlement transactions using the proceeds from the sale of Fractional Positions, and will distribute the liquidating proceeds of those assets to the trust beneficiaries and Continuing Fractional Interest Holders in accordance with the Plan. The Position Holder Trust issued beneficial interests called “Position Holder Trust Interests,” to the holders of Fractional Interests in satisfaction of claims against the Debtors, and issued new, secured promissory notes, called “New IRA Notes,” in satisfaction of claims against the Debtors to the IRA Holders.

The IRA Partnership – Life Partners IRA Holder Partnership, LLC is a Texas limited liability company that issued limited liability company interests in satisfaction of claims against the Debtors to certain IRA Holders. The sole purpose of the IRA Partnership is to hold Position Holder Trust Interests and permit holders of IRA Partnership Interests to participate in distributions of the proceeds of the liquidation of the Position Holder Trust. The IRA Partnership was created to allow IRA Holders to hold an interest in an entity classified as a partnership for federal tax purposes, rather than the assets of a grantor trust, such as the Position Holder Trust.

The Creditors’ Trust – Life Partners Creditors’ Trust is a liquidating trust which will (a) pursue litigation and other causes of action assigned to it under the Plan and (b) distribute the net proceeds collected by it to the holders of interests in the Creditors’ Trust.

The Plan contained a feature that allowed holders of Fractional Positions elect from among several options which treatment they would like for their claims related to their individual Fractional Positions, including an option to rescind their purchase of a Fractional Position and thereby become the holder of a Creditors’ Trust Interest. As noted above, the Bankruptcy Court approved the Disclosure Statement for the Plan, as well as the form of ballots and solicitation procedures in connection with the Plan’s approval. On November 1, 2016, the Bankruptcy Court found that all classes entitled to vote under the Plan, including the SEC, had voted to accept the Plan by at least a majority in number and two-thirds of dollar amount of claims voting in each class.

Certain Regulatory Matters. On the basis of a “no-action” position taken by the SEC staff on December 2, 2016 at the request of the Registrant, the Registrant has not registered as an investment company under the Investment Company Act of 1940. No-action relief was granted by the SEC staff based upon certain representations made by the Registrant, and the Registrant will be operated in conformity with the no-action letter.

   Financing for the Position Holder Trust

The financing necessary to provide for consummation of the reorganization transactions contemplated by the Plan, including the formation and initial capitalization of the Registrant, was provided by the Vida Opportunity Fund, LP, an affiliate of Vida Capital, Inc. Another affiliate, the Vida Longevity Fund, LP, also provided the Registrant with a $25 million revolving line of credit. The obligations are secured by liens on virtually all of the Position Holder Trust’s assets. The revolving credit line agreement is filed as Exhibit 10.4 to this Registration Statement and is incorporated herein by reference.

In addition, the Position Holder Trust will be entitled to access the cash surrender value included in the beneficial ownership registered in its name from time to time to use for any purpose permitted by the Position Holder Trust Agreement, including to satisfy its share of the premium obligations relating to its the Policies. If any such use results in a decrease in the death benefit payable under the related Policy, the decrease will be taken out of the Position Holder Trust’s share of the maturity proceeds of the Policy, or if the Position Holder Trust’s share is insufficient, the Position Holder Trust shall make up the difference.

The Registrant’s primary needs for working capital are to pay premiums on Policies and expenses relating to administration of the Position Holder Trust and its assets. Pursuant to the Servicing Agreement, fees for servicing the Policies will be paid out of the death benefits paid on Policies that mature after the Effective Date, in an amount equal to 2.65% of the death benefits paid. In addition, the Position Holder Trust is required by the Plan to contribute an additional $10 million to the Creditors’ Trust over the three year period following the Effective Date. An initial $2 million was contributed to the Creditors’ Trust on the Effective Date, and an additional $5 million was contributed on January 23, 2017.

   Trust Administration and Operation

The Registrant currently has no employees and it is not anticipated that it will have employees in the future. Pursuant to the Plan, Vida Capital, Inc., became the Registrant’s servicing company in connection with the maintenance and collection of benefits of the Policies and to provide investor account services to the Position Holder Trust and the Continuing Position Holders relating to the Continuing Fractional Interests and New IRA Notes, including maintaining or engaging a third party to maintain the ownership registers for the Continuing Fractional Interests, Position Holder Trust Interests and IRA Partnership Interests, which we collectively refer to as the “New Interests.” A copy of the Servicing Agreement is filed as Exhibit 10.1 to this Registration Statement and incorporated herein by reference.

Pursuant to a Securities and Deposit Accounts Agreement and Securities and Deposit Accounts Control Agreement, the Registrant designated Advanced Trust and Life Escrow Services LTA or “ATLES,” to serve as securities intermediary and depository for the Policies. ATLES already served as the named beneficiary on many of the Policies. Further, as of the Effective Date, ATLES acquired all of the stock of Purchase Escrow Services, which had served as named beneficiary on substantially all of the remaining Policies. ATLES will maintain custody of the Policies and initially will credit specified percentage interests in the Policies to three securities accounts in accordance with instructions provided by the Trustee: the CFH Securities Account; the Debtor NIRAN Collateral Securities Account; and the Debtor Vida Collateral Securities Account. ATLES also maintains six deposit accounts linked to one of the foregoing securities accounts. Upon receipt of maturity proceeds of any of the Policies, ATLES will credit them to the respective deposit accounts in accordance with the Specified Interests in the Policy, to be held pending disbursement in accordance with instructions provided to it by the Trustee. The Securities and Deposit Accounts Agreement and Securities and Deposit Accounts Control Agreement is filed as Exhibit 10.2 to this Registration Statement.

The Continuing Fractional Interest of a Fractional Interest Holder who made a Continuing Holder Election will represent 95% of his or her Fractional Interest, with the other 5% deemed under the Plan to be contributed to the Position Holder Trust on the Effective Date in exchange for a Position Holder Trust Interest. As such, the Continuing Fractional Holder will be obligated to pay 95% of the premium payments and Policy expenses allocable to his or her Fractional Interest. Holders of Position Holder Trust Interests (including the IRA Partnership) will not be required to pay premiums allocable to their Contributed Positions after the Effective Date. The Servicing Company will make premium calls to holders of Continuing Fractional Interests by sending premium notice and payment reminders to each Continuing Fractional Holder as necessary. Premium calls will be sent no later than 120 days prior to the date the premium payment is due to the insurance company that issued the relevant Policy. Premium calls will be made once per year, per policy, and sent at least 60 days prior to the due date for payment of the premiums by the Continuing Fractional Holders, and reminders will be sent if payment in full is not received within 30 days after the notice is sent.

Upon maturity of a Policy, the holders of Continuing Fractional Interests relating to the Policy will be entitled to receive the Policy proceeds allocable to each (i.e., 95% of the proceeds payable with respect to each original Fractional Interest relating to the Policy plus their allocable Position Holder Trust Interest). The Policy proceeds paid to a Continuing Fractional Holder will be reduced by (1) the Servicing Fee payable with respect to each such Continuing Fractional Interest, and (2) any premium amount paid by the Position Holder Trust prior to the date of death with respect to the Continuing Fractional Interest that is not refunded as a result of the Policy’s maturity.

After the Effective Date, an IRA Holder who made a Continuing Holder Election became the holder of a New IRA Note. The New IRA Notes have been structured to qualify as debt with no significant incidents of ownership in life insurance contracts. Consequently, the holders of New IRA Notes should not be viewed as investing directly or indirectly in life insurance contracts, which would disqualify the IRA. The terms and conditions of the New IRA Notes include a stated principal amount equal to 32% of the dollar amount of face value associated with the Fractional Interest related to the IRA Note, a fixed interest rate of 3.00%, payable annually in December of each year commencing with 2017, a fixed maturity date of December 9, 2032, the 15th anniversary of the Effective Date, full recourse against the Position Holder Trust, and security in the form of the right to receive payment from a segregated sinking fund account established by the Registrant out of the collateral for the New IRA Notes, which is comprised of 95% of the death benefits represented by all Fractional Interests related to the IRA Notes, with respect to which Continuing Holder Elections were made. The schedule for funding the sinking fund account is set forth in an exhibit to the indenture for the New IRA Notes, a copy of which is filed as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

Upon the occurrence of a Payment Default with respect to a Continuing Fractional Interest after the Effective Date, the Continuing Fractional Holder will be deemed to have made a Position Holder Trust Election as to the Continuing Fractional Interest, effective as of the Payment Default Date. Accordingly, upon such Payment Default, the Continuing Fractional Interest automatically will be deemed contributed to the Position Holder Trust in exchange for a Position Holder Trust Interest without any further notice from or other action by the Servicing Company, the Position Holder Trust or any other Person, and the Position Holder Trust Interest will be transferred to the holder. All holders of Position Holder Trust Interests and IRA Partnership Interests, will share Pro Rata in all distributions made by the Position Holder Trust pursuant to the Position Holder Trust Agreement.

   Term of the Trust

The Trust will terminate when the Position Holder Trust Assets have been fully resolved, abandoned or liquidated and the Position Holder Trust Assets have been distributed in accordance with the Plan and the Position Holder Trust Agreement; provided, however, except in the circumstances set forth below, the Position Holder Trust shall terminate no later than ten (10) years after the Effective Date. If warranted by the facts and circumstances provided for in the Plan, and subject to the approval of the Bankruptcy Court upon a finding that an extension is necessary for the purpose of the Position Holder Trust, the term of the Position Holder Trust may be extended, one or more times (not to exceed a total of four extensions, unless the Position Holder Trustee receives a favorable ruling from the IRS that any further extension would not adversely affect the status of the Position Holder Trust as a grantor trust for federal income tax purposes) for a finite period, not to exceed five (5) years, based on the particular circumstances at issue. Each such extension must be approved by the Bankruptcy Court not more than six months prior to the beginning of the extended term with notice thereof to all of the beneficiaries of the Position Holder Trust. Upon the occurrence of the termination of the Position Holder Trust and consent of the Bankruptcy Court, the Trustee will be discharged from his duties.

The Trustee and Governing Trust Board. Eduardo S. Espinosa, Esq. was appointed by the Bankruptcy Court to serve as Trustee of the Position Holder Trust and the Manager of the Life Partners IRA Holder Partnership,

LLC, as of the Effective Date. The Plan also establishes a Position Holder Trust Governing Trust Board or “Governing Trust Board,” comprised of five members. The initial Governing Trust Board, as approved in the Confirmation Order, is comprised of the following individuals: Bert Scalzo, Robert L. “Skip” Trimble, Mark Redus, Philip R. Loy and Nate Evans. The members of the Governing Trust Board also serve as members of the Advisory Committee of the IRA Partnership, and as members of the trust board for the Creditors’ Trust. The business experience and other information concerning each member of the Governing Trust Board is included in Item 5 below.

The Position Holder Trust Agreement and the IRA Partnership Agreement contain limitation of liability and indemnification provisions with respect to the Trustee, the Governing Trust Board and the Advisory Committee, their members, designees, or any duly designated agent or representative of the Governing Trust Board and the Advisory Committee. Specifically, none of the Governing Trust Board and the Advisory Committee, nor any of their members or designees, nor any duly designated agent or representative of the Governing Trust Board or the Advisory Committee, or their respective employees, will be liable for the act or omission of any other member, designee, agent or representative of the Governing Trust Board or the Advisory Committee, nor shall the Trustee or any member of the Governing Trust Board or the Advisory Committee be liable for any act or omission taken or omitted to be taken in its capacity as Trustee or such a member, other than acts or omissions resulting from such member’s willful misconduct, gross negligence, or fraud.

Additionally, the Trustee and the Advisory Committee or Trust Boards, as the case may be, may, in connection with the performance of each its functions, and, subject to the terms of their respective organizational documents, retain and consult with attorneys, accountants, and agents, and the Trustee or a member of the Advisory Committee or Trust Board will not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such professionals. Notwithstanding such authority, neither the Trustee, Governing Trust Board nor the Advisory Committee shall be under any obligation to consult with attorneys, accountants or agents, and a determination to not do so will not result in the imposition of liability on the Trustee, or Governing Trust Board or Advisory Committee, or its members and/or designees, unless such determination is based on willful misconduct, gross negligence, or fraud.

   Reporting Requirements

The Registrant was formed on December 9, 2016, and has not previously filed any reports with the SEC. Upon the effectiveness of this Registration Statement, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current event reports and other information with the SEC. You can read our SEC filings, including this Registration Statement, over the Internet at the SEC’s website at www.sec.gov. Our Internet address is www.lpi-pht.com.

Subject to the discretion of the Trustee and the Governing Trust Board, the Servicing Company may provide Policy data and data relating to premiums and maturity funds on a secure Servicing Company website accessible to Continuing Fractional Holders and their designated representatives who have signed the requisite confidentiality agreement. The data is updated monthly or as frequently as practical. All Policies that mature will continue to be listed with the Policy ID, death benefit, funding date, premiums paid and maturity date.

Item 1A. Risk Factors.

The following risk factors as well as other information in this Registration Statement should be carefully considered as such factors and information may have a significant impact on the timing and amount of future distributions to the Registrant’s beneficiaries.

We cannot assure you of the exact amount or timing of any future distribution to our various beneficial unit holders.

The Registrant’s liquidation process is subject to numerous uncertainties and may result in less than anticipated capital available for future distribution to our beneficial unit holders. The precise nature, amount and timing of any future distribution to our beneficial unit holders will depend on and could be delayed by, among other things, currently unknown creditor claims or lawsuits and unexpected or greater than expected expenses. The estimates we have provided are based on currently available information, and actual distributions, if any, could be less than or more than the range we have estimated.

We will continue to incur liabilities and expenses, including those associated with becoming a public company, that will reduce the amount available for distribution to beneficial unit holders.

Liabilities and expenses from the Registrant’s operations, such as insurance, legal, accounting and consulting fees and other operating expenses, will continue to be incurred as we implement the Plan. Further, registration of the New Interests with the SEC will require that the Registrant expend significant time and resources to satisfy its reporting requirements, including disclosure of financial information audited by an independent auditor. These expenses and liabilities will reduce the amount of assets available for future distribution to beneficial unit holders.

It is not possible to predict the mortality of an individual insured under a Policy.

The actual mortality of a single individual cannot be predicted with any level of confidence. The owner of a Continuing Fractional Interest will not receive any return on the investment until the related Policy matures, and will have to continue to pay a pro rata share of the required premiums until then to receive a share of the maturity proceeds. No representation or warranty regarding the life expectancies of any individual insured under any Policy with respect to which Continuing Fractional Interests are outstanding from time to time can be given by the Registrant, the Trustee, any member of the Governing Trust Board, nor any of their advisors.

Trust beneficiaries have no direct or indirect authority with respect to the administration or operation of the Trust or the Governing Trust Board.

Holders of Position Holder Trust Interests do not have any voting rights under the Position Holder Trust Agreement with respect to the appointment of any successor to the Trustee, filling any vacancy on the Governing Trust Board or any action to be taken by the Position Holder Trust. A holder seeking to remedy a dispute may have to make application to the Bankruptcy Court in that regard.

Material risks related to life settlement policies and fractional ownership interests.

The ownership of the Policies and of life insurance policies in general, as well as the “fractional ownership model” created thereby in particular, presents many risks, including:

•	The deferral of maturities caused by the continuation of the lives of insureds and the concomitant risk of continued and increasing premiums payable on Policies. The actual mortality of an individual cannot be predicted with any level of confidence.;
•	Under most of the Policies, as an individual grows older the premiums will also grow, and ultimately will be a significantly increaseing percentage of the death benefit amount. Moreover, under most of the Policies, the carriers also have the ability, subject to compliance with applicable law, to increase premiums, and there can be no assurances that premium rates and resulting Policy carrying costs will not increase materially in the future;
•	The Position Holder Trust and Continuing Fractional Holders are dependent on the ability, and willingness, of other Continuing Fractional Holders to pay premiums on Policies as necessary over time to keep such Policies in effect.
•	An insurance company may not pay death benefits under a Policy upon maturity if it believes that life insurance coverage was fraudulently obtained on the insured, or that the owner did not have an insurable interest in the insured. The heirs or family members of the insured may also challenge the transaction by which a Policy was acquired. The solvency of the insurance company may also materially affect the payment of death benefits.

Beneficiaries may realize taxable income without cash distributions, and may have to use funds from other sources to pay their tax liabilities.

The receipt of death benefits or deemed receipt of the cash surrender value attributable to Fractional Interests held by Continuing Fractional Holders will cause the holder to (i) recognize ordinary income equal to their respective Fractional Interests of the death benefits received minus the adjusted basis of their Fractional Interest, and (ii) recognize ordinary income if the amount of cash surrender value they are deemed to receive exceeds the adjusted basis of their Fractional Interest. Similarly, the Position Holder Trust is a pass-through entity for tax purposes and may generate income allocable to the Position Holder Trust beneficiaries creating a tax obligation that exceeds the amount of distributable cash flows. In either case, if a holder of Continuing

Fractional Interest or Position Holder Trust Interest has not delivered a W-9 or W-8 BEN, if not a U.S. person, to the Registrant for federal income tax purposes, then the Plan authorizes the Registrant to abstain from making a distribution to such beneficiary. We cannot assure beneficiaries that cash flow will be available for distribution in any year. As a result, beneficiaries may have to use funds from other sources to pay their tax liability.

If the New IRA Notes are not treated as debt for federal income tax purposes, but as an investment in life insurance contracts, the IRA Holder would be disqualified as an IRA.

The New IRA Notes have been structured to qualify as debt with no significant incidents of ownership in life insurance contracts, which policy ownership would disqualify the IRA. A disqualification of an IRA Holder would most likely result in the entire IRA account balance being deemed distributed to the IRA owner. To the extent the deemed distribution is taxable to the IRA owner, such distribution would also be subject to a 10% early withdrawal penalty if the IRA owner is under age 59½.

The Internal Revenue Service may challenge our reorganizational structure or allocations of profit and loss, and any reallocation of items of income, gain, deduction and credit could reduce anticipated tax benefits.

We cannot provide any assurance that the Internal Revenue Service will not successfully challenge the Plan’s restructuring or the allocations in the Position Holder Trust Agreement or IRA Partnership Agreement and reallocate items of income, gain, loss, deduction and credit in a manner that reduces anticipated tax benefits to beneficiaries. The tax rules applicable to allocation of items of taxable income and loss are complex. The ultimate determination of whether allocations adopted by us will be respected by the Internal Revenue Service will depend upon facts that will occur in the future and which cannot be predicted with certainty or completely controlled by us. If the allocations we use are not recognized, beneficiaries could be required to report greater taxable income with respect to their Fractional Position and, as a result, pay more tax and associated interest and penalties. Our beneficiaries might also be required to incur the costs of amending their individual returns.

The IRA Partnership could be classified by the Internal Revenue Service as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If the IRS were to determine that the IRA Partnership Interests (i) are traded on an established securities market or (ii) are readily tradable on a secondary market or the substantial equivalent thereof, the IRA Partnership could be classified as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. While the IRA Partnership Agreement restricts the IRA Partnership from participating in the establishment of a market for the IRA Partnership Interests and contains other significant restrictions on transfer, if these restrictions are not followed and the IRA Partnership is classified as a publicly traded partnership that is taxable as a corporation for federal tax purposes, the IRA Partnership would be subject to tax on its income at corporate income tax rates, and any distributions from the IRA Partnership to the holders of IRA Partnership Interests would be treated and taxed as dividends. As such, the IRA Partnership itself would be subject to tax, which would reduce the return to the holders of IRA Partnership Interests.

The application of the ERISA plan assets regulation to the Position Holder Trust may result in the underlying assets of the Position Holder Trust being deemed the plan assets of the IRA Holders.

In the event the assets of the Position Holder Trust are deemed to be plan assets, the Position Holder Trust and its Trustee may become subject to the prohibited transaction provisions of both the Internal Revenue Code and ERISA, and the fiduciary provisions of ERISA. This may have an adverse effect on the Position Holder Trust, the IRA Partnership and the New Interests.

There is no trading market for the New Interests and none is expected to develop.

None of the New Interests or New IRA Notes are listed on any securities exchange or inter-dealer quotation system, and neither the Position Holder Trust nor the IRA Partnership will hire any market maker for their New Interests, or otherwise take actions to develop an active trading market and either of them may, under certain circumstances, be required to take action to prevent certain trading related activity. Accordingly, there should be no expectation that any trading market for any type of New Interests will ever develop and, if developed, that such market will be sustained. In any case, it may be difficult to sell New Interests at an attractive price. The market price of New Interests may be below the holders’ original cost, and the holders may not be able to sell their New Interests at all.

Item 2. Financial Information.

To be filed by amendment.

Item 3. Properties.

The Registrant leases certain buildings that were previously occupied by the Debtors at market rates from unaffiliated parties, which space is currently occupied and used by the Servicing Company. The leases expire on May 31, 2017 and will not be renewed. The Servicer has acquired its own facilities to house its operations going forward.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The Trust does not have any securities outstanding that provide the holder with the right to vote for the election of the Trustee or the Governing Trust Board and, consequently, does not have any “voting securities” within the meaning of the Exchange Act and the regulations thereunder applicable to the disclosure of 5% holders of voting securities. The IRA Partnership Agreement provides that the Manager may be removed or replaced with or without cause, and a new Manager selected by members of the IRA Partnership holding 75% of the outstanding units thereof. No individual person, the Trustee or member of the Governing Trust Board, nor all of its members as a group, owns more than one percent of the outstanding Position Holder Trust Interests or IRA Partnership Interests, or of all outstanding Continuing Fractional Interests based on the aggregate face amount of death benefit in all Policies.

Item 5. Directors and Executive Officers.

The following table sets forth the name, age and positions of the Registrant’s Trustee and the members of the Governing Trust Board. The Registrant does not have any other officers or employees.

NAME	AGE	POSITION
Eduardo S. Espinosa	50	Position Holder Trustee and Manager of the IRA Partnership

Bert Scalzo	54	Governing Trust Board Member and Chairperson of the Governing Trust Board

Robert L. “Skip” Trimble	77	Governing Trust Board Member

Mark Redus	63	Governing Trust Board Member

Philip R. Loy	70	Governing Trust Board Member

Nate Evans	55	Governing Trust Board Member

The members of the Governing Trust Board also serve as the members of the Creditors’ Trust Governing Trust Board and as members of the Advisory Committee to the IRA Partnership. There are no family relationships between or among the Trustee or any of the members of the Governing Trust Board. Further, neither the Trustee nor any member of the Governing Trust Board over the previous ten years has: (1) had any bankruptcy petition filed by or against such person or any business entity of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) been subject to any determination or ruling ing found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission not subsequently reversed, suspended or vacated, finding such person to have violated a federal or state securities or commodities law.

There are no committees of the Governing Trust Board or of the Advisory Committee to the IRA Partnership. The business background and certain other information about the Trustee and the members of the Governing Trust Board is set forth below:

EDUARDO S. ESPINOSA – Position Holder Trustee and Manager of the IRA Partnership

Mr. Espinosa has served as the Trustee of the Position Holder Trust and as sole Manager of the IRA Partnership since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Espinosa has been an attorney and member of the law firm of Dykema Cox Smith since July 2012, where he has specializes in corporate, securities and mergers and acquisitions law. Previously, he was a partner with the law firm of K&L Gates from September 2006 to July 2012. Mr. Espinosa also served as an attorney-advisor in the SEC’s Division of Enforcement. Mr. Espinosa has been appointed by state and federal courts to act as a receiver for troubled businesses or other entities in the past. We believe that the Bankruptcy Court approved Mr. Espinosa based upon his substantial experience as a receiver in other cases, including a prior receivership involving fractionalized life settlements and their derivatives.

BERT SCALZO – Member of the Governing Trust Board

Mr. Scalzo has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Scalzo also served as Chairman of the Unsecured Creditors’ Committee in the Life Partners reorganization proceeding. Mr. Scalzo has served since 2015 as a Senior Product Manager Database Tools for IDERA, Inc. where he has developed product roadmaps, designed and implemented features and performed marketing and sales support for multiple leading database tools. From 2014 to 2015, Mr. Scalzo was the Chief Architect Database Solutions for HGST, Inc., a subsidiary of Western Digital Corporation where he was responsible for the design and marketing of flash-based Oracle and MySQL database appliances. Mr. Scalzo was the Chief Architect Database Solutions for Quest Software from 2000 to 2014, where he developed product roadmaps, designed and implemented features and performed marketing and sales support for multiple leading database tools with annual sales of over $800 million per year. We believe that the Bankruptcy Court approved Mr. Scalzo based upon his position as a creditor representative where he spent countless hours talking and corresponding with numerous investors plus his substantial experience and expertise with respect to complex database management tools and systems.

ROBERT L. “SKIP” TRIMBLE - Member of the Governing Trust Board

Mr. Trimble has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Trimble has served as a principal of Catlyn Capital Corp., a Dallas-based real estate investment firm, since 1996. His responsibilities included the negotiation and documentation of the acquisition, financing and disposition of over $3.0 billion of commercial real estate. Mr. Trimble was a partner with the law firm of Winstead, McGuire, Sechrest & Trimble prior to entering the real estate development business in 1981. Mr. Trimble obtained both his economics undergraduate and graduate law degree from Southern Methodist University, where he graduated cum laude from law school. Upon graduation from law school, Mr. Trimble worked as a trial attorney in the Tax Division of the U.S. Department of Justice. We believe that the Bankruptcy Court approved Mr. Trimble based upon his substantial experience and expertise with respect to corporate and transactional legal matters and the life insurance industry.

MARK REDUS - Member of the Governing Trust Board

Mr. Redus has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Redus was a founding partner in DF&R Restaurants Inc. of Lubbock Texas in 1977, which expanded to more than 80 restaurants in 15 states, including the Harrigan’s and Don Pablo restaurant chains. Mr. Redus’ duties included all operational facets of the restaurant business, including accounting, finance, real estate and construction. Mr. Redus has served as a fourth grade teacher for the Covenant School in Dallas Texas, and has been a member of the advisory board for Wynn Crosby Energy, a private oil and gas company located in Dallas Texas, for more than 15 years. We believe that the Bankruptcy Court approved Mr. Redus based upon his position on the creditors’ committee, as well as his experience and expertise with respect to business and financial matters.

PHILIP R. LOY – Member of the Governing Trust Board

Mr. Loy has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective as of December 9, 2016. Mr. Loy founded American Viatical Services, LLC, a leading life insurance underwriter and provider of life expectancy reports, and served as its President until his retirement in 2016. Prior thereto, Mr. Loy served as a property, casualty, life and health insurance agent for W.S. Pharr & Company from 1991 until 1994, and was the owner of Davis & Loy Insurance in Atlanta, Georgia from 1987 until 1991. Mr. Loy has served on the board of directors of the Life Insurance Settlement Association since 1998, and has served on the board of directors of the National Viatical Association from 1997 until 2000. We believe that the Bankruptcy Court approved Mr. Loy based upon his substantial experience and expertise with respect to the life insurance and life settlement industries.

NATE EVANS – Member of the Governing Trust Board

Mr. Evans has served as a member of the Governing Trust Board since his appointment by the Bankruptcy Court effective December 9, 2016. Mr. Evans has served as the Chief Executive Officer and President of MLF Financial Group, which provides an array of professional and managerial services to organizations that hold investments in life insurance linked mortality investments since 2003. From 2000 to 2003, Mr. Evans served as Vice President of ZeBU/Integrated Insurance Technologies, where he was in charge of customer relation activities and provided operations consulting services. Mr. Evans has 20 years of management experience in life insurance operations and technology integration, including 14 years at Allstate Financial. Mr. Evans also has served as chairman of the board of Life Insurance Settlement Association. We believe that the Bankruptcy Court approved Mr. Evans based upon his substantial experience and expertise with respect to the life insurance and life settlement industries.

   Terms of Office

The Trustee has been appointed and approved by the Bankruptcy Court to serve until his death, resignation, incapacity or removal. The Trustee must provide not less than 90 days’ notice of resignation to the Governing Trust Board, and may be removed by a vote of four (4) or more members of the Governing Trust Board, with or without Good Cause as defined below, or by an order of the Bankruptcy Court for Good Cause after application by one or more members of the Governing Trust Board and upon notice and a hearing. “Good Cause” is defined in the Plan as a breach of trust committed in bad faith, intentionally or with reckless indifference to the interest of any Position Holder Trust Beneficiary, conviction of a crime (other than traffic violations), or incapacity. In the event of the resignation, removal or death of the Trustee, the Governing Trust Board will appoint a successor Trustee upon the vote of three (3) or more members.

The members of the Governing Trust Board have been appointed and approved by the Bankruptcy Court to serve until their death, incapacity, resignation or removal. The chair of the Governing Trust Board is elected by a majority vote of the members of the Governing Trust Board. A member of the Governing Trust Board may be removed at any time for Good Cause by a majority vote of the remaining Governing Trust Board members or by an order of the Bankruptcy Court after application by one or more Governing Trust Board members, the Trustee, the Trustee of the Creditors’ Trust, registered owners of more than thirty percent (30%) of the Position Holder Trust Interests, including IRA Partnership Interests and New IRA Notes, or registered owners of more than thirty percent (30%) of the Creditors’ Trust Interests, and upon notice and a hearing. The Bankruptcy Court has retained jurisdiction for this purpose.

Any vacancy on the Governing Trust Board shall be promptly filled by a majority vote of the remaining members, with input from the Trustee and the Trustee of the Creditors’ Trust. In the event of a tie, the chair of the Governing Trust Board will have the deciding vote. In the event that all members of the Governing Trust Board resign or otherwise cease to serve at once, the Trustee shall promptly file a motion with the Bankruptcy Court to appoint successor members of the Governing Trust Board to fill all five vacancies, upon notice and a hearing on the matter. The Governing Trust Board has not adopted a code of ethics for the Governing Trust Board or the Trustee.

Pursuant to the Position Holder Trust Agreement and the IRA Partnership Agreement, the sole Manager of the IRA Partnership will be the same person as the Trustee, but the Manager may be removed or replaced at any time, with or without cause, and a new Manager selected by, in each case, members of the IRA Partnership holding 75% of the outstanding units thereof.

Item 6. Executive Compensation.

The compensation payable to the Trustee and members of the Governing Trust Board were approved by the Bankruptcy Court in the Confirmation Order. In this regard, the Trustee receives compensation of $400 per hour and expense reimbursement for services rendered in his capacity as Trustee and Manager of the IRA Partnership. The Governing Trust Board members receive an annual compensation set by a supermajority of the Governing Trust Board, but in no event greater than $40,000 per annum, payable quarterly in arrears, with the chair receiving additional annual compensation not to exceed $10,000 with the approval of at least three other Governing Trust Board members. In addition, Governing Trust Board members receive reimbursement of reasonable and actual out-of-pocket expenses incurred in performing their duties, and are entitled to engage their own legal counsel and advisors. The cost of such engagement is to be paid by the Creditors’ Trust and/or Position Holder Trust, as determined and allocated by the Governing Trust Board.

The foregoing compensation for Governing Trust Board members is for services as a member of the Governing Trust Board, the Creditors’ Trust Governing Trust Board and the Advisory Committee for the IRA Partnership, or for service as chair for both the Creditors’ Trust and the Position Holder Trust. Under the Plan, such compensation is to be allocated equally between the two entities. The Governing Trust Board may by a majority vote elect to change the allocation of compensation between the two entities such that one of the two may pay a greater or lesser percentage of the compensation than the other.

The Registrant does not have any equity-based compensation plans. Also, there are no potential payments that would be due to the Trustee or members of the Governing Trust Board upon termination from their respective positions, except for compensation described above that has accrued and remains unpaid as of the date of termination.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Other than as described below, there have been no transactions or presently proposed transactions to which the Registrant has been or will be a participant in which the amount involved exceeded or will exceed $120,000 and any of the members of the Governing Trust Board or the Trustee, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing, has any material interest, direct or indirect. As approved by the Bankruptcy Court, the Trustee engaged his law firm, Dykema Cox Smith, as counsel to the Registrant. We are not a “listed issuer” within the meaning of Item 407 of Regulation S-K and there are no applicable listing standards for determining the independence of the members of our Governing Trust Board. Applying the definition of independence set forth in Rule 4200(a)(15) of The Nasdaq Stock Market, Inc., however, all of the members of the Governing Trust Board are independent.

Item 8. Legal Proceedings.

Pursuant to the Plan, all Causes of Action held by the Debtors as of the Effective Date were assigned to the Creditors’ Trust and will be pursued by the Creditors’ Trust in accordance with the Plan and the Creditors’ Trust Agreement. Accordingly, other than resolution of disputes relating to certain claims held by investors in accordance with the Plan and the Position Holder Trust Agreement, the Registrant is not involved in any legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no trading market for the Position Holder Trust Interests, Continuing Fractional Positions or the IRA Partnership Interests and none is expected to develop. Moreover, the Registrant is prohibited under the Plan from taking any action to develop a trading market or engaging the services of a broker-dealer or market maker. The New Interests may only be transferred in accordance with the procedures set forth in the Position Holder Trust Agreement or the IRA Partnership Agreement, as the case may be, the provisions of the Servicing Agreement and consistent with the no-action letter. There were approximately 22,000 holders of record of the New Interests as of December 9, 2016.

Distributions. Under the Plan, the Trustee will distribute at least annually to the holders of Position Holder Trust Interests (including the IRA Partnership) all of the Distributable Cash (as defined in the Position Holder Trust Agreement) generated during each calendar year, subject to any reserve established by the Trustee reasonably necessary to maintain the value of the Registrant’s assets or to meet claims and contingent liabilities. The IRA Partnership will, in turn, distribute to the holders of IRA Partnership Interests all cash it receives as distributions from the Position Holder Trust, after payment of any administrative expenses of the IRA Partnership. All distributions by the Trust will be made in accordance with each such holder’s Pro Rata share of the outstanding Position Holder Trust Interests, calculated as follows: the ratio, expressed as a percentage, of (i) the number of Units of Position Holder Trust Interests of which such holder is the registered owner, to (ii) the total number of Units of Position Holder Trust Interests outstanding as of the measurement date.

Distribution of the maturity proceeds allocable to the outstanding Continuing Fractional Interests in a Policy that matures after the Effective Date will be made within 15 business days of the date that they are deposited in the Maturity Escrow Account, subject to the Maturity Funds Facility, which permits the Trust to borrow the cash proceeds paid under the terms of any Policy that matures. Any such distributions by the Registrant are subject to certain restrictions under the Vida Financing Agreements.

Item 10. Recent Sales of Unregistered Securities.

None.

Item 11. Description of Registrant’s Securities to be Registered.

   Position Holder Trust Interests

Position Holder Trust Interests represent beneficial interests in the Trust, and all holders of Position Holder Trust Interests are entitled to receive cash distributions from the Trust in accordance with their respective Pro Rata Shares. A Position Holder Trust Beneficiary’s respective “Pro Rata Share” means the ratio, expressed as a percentage, of (i) the number of Position Holder Trust Interests of which such Position Holder Trust Beneficiary is the registered owner, to (ii) the total number of Position Holder Trust Interests outstanding as of the measurement date, subject to modification for purposes of distributing any Recovered Assets. Each Position Holder Trust Interest is expressed in terms of a number of “Units.”

Initial units of Position Holder Trust Interest were issued on the basis of one (1) Unit for each $1 of death benefit payable (rounded to the nearest dollar) associated with the ownership of Fractional Positions. Subsequent issuances of Position Holder Trust Units will be issued to Continuing Fractional Holders if they default on their premium payment obligations. Such Position Holder Trust Interests will be issued in exchange for the defaulting Continuing Fractal Holder Interests, in accordance with the basis and discounts delineated in the Plan. Upon request, the Trust will issue certificates representing some or all Units registered in the name of a beneficiary. Unit certificates will bear restrictive legends with respect to compliance with state and federal securities laws, as well as restrictions under the Plan. Each holder of a Position Holder Trust Interest has the same rights with respect to each Unit of Position Holder Trust Interest as every other holder with respect to such holder’s Units.

Holders of Position Holder Trust Interests do not have any voting rights under the Position Holder Trust Agreement with respect to the appointment of any successor to the Trustee, filling any vacancy on the Governing Trust Board or any action to be taken by the Position Holder Trust, including without limitation whether the duration of the Trust should be extended after the end of the initial 10-year term. Holders of Position Holder Trust Interests will have no liability for the debts and other obligations of the Position Holder Trust and shall bear no expenses in connection with the organization and administration of the Trust. The Trust will have the right, but not the obligation, to offset against any distributions allocated to any Position Holder Trust Interest in an amount equal to all unpaid amounts owed by the holder, including all unpaid amounts owed for Catch-Up Payments, Pre-Petition Default Amounts and post-Effective Date Payment Defaults.

   IRA Partnership Interests

IRA Partnership Interests represent membership interests in the Trust, which are treated as partnership interests for federal tax purposes. All holders of IRA Partnership Interests will be entitled to receive cash distributions from the IRA Partnership in accordance with their respective Pro Rata Shares (using substantially the same definition set forth above). Each IRA Partnership Interest will be expressed in terms of a number of “Units.”

Units of IRA Partnership Interest will be issued on the basis of one (1) Unit for each $1 of death benefit payable (rounded to the nearest dollar) associated with the ownership of Fractional Positions. Upon request, the

Trust will issue certificates representing some or all Units registered in the name of a holder of IRA Partnership Interests. Unit certificates will bear restrictive legends with respect to compliance with state and federal securities laws, as well as restrictions under the Plan. Each holder of an IRA Partnership Interest will have the same rights with respect to each Unit of IRA Partnership Interest as every other holder will have with respect to such holder’s Units.

Holders of IRA Partnership Interests have limited voting rights under the IRA Partnership Agreement. In this regard, the holders of 75% or more of the outstanding IRA Partnership Interests may remove or replace the Manager at any time, with or without cause, and any vacancy occurring in the office of Manager may be filled by the affirmative vote of holders of 75% of the outstanding IRA Partnership Interests. In addition, the IRA Partnership is prohibited from taking certain actions under the IRA Partnership Agreement without the written approval of holders of 75% of the outstanding IRA Partnership Interests. IRA Partnership Interest holders do not have any voting rights in connection with filling any vacancy on the Governing Trust Board or the Advisory Board or on any action to be taken by the Position Holder Trust, including without limitation whether the duration of the Trust should be extended after the end of the initial 10-year term.

Finally, holders of IRA Partnership Interests do not have any interest in any property owned by the IRA Partnership (including without limitation Position Holder Trust Interests), and they have no liability for the debts, expenses and other obligations of the IRA Partnership.

   Continuing Fractional Interests

The Continuing Fractional Interest of a Fractional Interest Holder who made a Continuing Holder Election will represent 95% of the Beneficial Ownership associated with the Fractional Interest with respect to which the Election was made, with the other 5% comprising the Continuing Position Holder Contribution made to the Position Holder Trust on the Effective Date. The Continuing Fractional Holder will be obligated to pay 95% of the premium payments and Policy expenses allocable to the Fractional Interest with respect to which the Election was made. Upon maturity of a Policy, holders of Continuing Fractional Interests relating to the Policy will be entitled to receive the Policy proceeds allocable to each such Continuing Fractional Interest held (i.e., 95% of the proceeds payable with respect to each original Fractional Interest relating to the Policy with respect to which a Continuing Holder Election was made), subject to the terms of the Maturity Funds Facility. The Policy proceeds paid to a Continuing Fractional Holder will be reduced by (1) the Servicing Fee payable with respect to each such Continuing Fractional Interest, and (2) any premium amount paid by the Position Holder Trust prior to the date of death with respect to the Continuing Fractional Interest that is not refunded as a result of the maturity.

Upon the occurrence of a Payment Default with respect to a Continuing Fractional Interest, the Continuing Fractional Holder will be deemed to have made a Position Holder Trust Election as to the Continuing Fractional Interest, effective as of the Payment Default Date. Accordingly, upon such Payment Default, the Continuing Fractional Interest automatically will be deemed contributed to the Position Holder Trust in exchange for a Position Holder Trust Interest, and the Position Holder Trust Interest will be transferred to the defaulting holder, all in accordance with the Plan.

Item 12. Indemnification of Directors and Officers

The Plan provides that the Registrant shall indemnify and hold harmless the Trustee and his or her agents, representatives, professionals, and employees from and against and in respect of any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Position Holder Trust or the implementation or administration of this Plan; provided, however, that no such indemnification will be made to such persons or entities for such actions or omissions as a result of willful misconduct, gross negligence, or fraud.

The Plan also provides that the IRA Partnership shall indemnify and hold harmless its manager and his or her agents, representatives, professionals, and employees from and against and in respect of any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the IRA Partnership or the implementation or administration of this Plan; provided, however, that no such indemnification will be made to such persons or entities for such actions or omissions as a result of willful misconduct, gross negligence, or fraud.

In addition, the Plan provides that the Position Holder Trust or the IRA Partnership, as the case may be, shall indemnify and hold harmless its Governing Trust Board or Advisory Board, and its members, designees, and professionals, and any duly designated agent or representative thereof (in their capacity as such), from and against and in respect to any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions with respect to the Position Holder Trust or the IRA Partnership or the implementation or administration of the Plan, including without limitation their actions or omissions as members of the Advisory Committee; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

   Indemnification Provisions in Trust Agreement

The Position Holder Trust Agreement provides that the Trust shall indemnify, hold harmless and advance expenses to the Trustee and his or her agents, representatives, professionals, and employees from and against and with respect to any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited, to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Position Holder Trust; provided, however, that no such indemnification will be made to such Persons for such actions or omissions as a result of such Persons’ willful misconduct, gross negligence or fraud.

The Position Holder Trust Agreement further provides that the Governing Trust Board and its members shall be covered by fiduciary insurance maintained by the Registrant and sufficient to satisfy the Registrant’s obligations to indemnify the Governing Trust Board and its members, including the Position Holder Trust’s obligations to indemnify the Governing Trust Board and its members in their capacity as members of the Advisory Committee. The Registrant shall indemnify, hold harmless and advance expenses to the Governing Trust Board and its members, agents, representatives, professionals, and employees from and against and in respect to any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited, to attorneys’ fees and costs arising out of or due to their actions or omissions, or consequences of such actions or omissions, with respect to the Position Holder Trust or the IRA Partnership; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

The Position Holder Trust Agreement also grants power to the Trustee to purchase, at the expense of the Registrant, errors and omissions insurance with regard to any liabilities, losses, damages, claims, costs and expenses it may incur, including but not limited to attorneys’ fees, arising out of or due to its actions or omissions or consequences of such actions or omissions, other than as a result of its fraud, gross negligence or willful misconduct, with respect to the implementation of the Position Holder Trust Agreement.

Item 13. Financial Statements and Supplementary Data.

To be provided by amendment.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

To be provided by amendment.

Item 15. Financial Statements and Exhibits

a)	Financial Statements

To be provided by amendment.

b)	Exhibits
Exhibit No.	Description
2.1*	Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., pursuant to Chapter 11 of the Bankruptcy Code
2.2*	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al, pursuant to Chapter 11 of the Bankruptcy Code
3.1*
Trust Agreement for Life Partners Position Holder Trust dated as of December 9, 2016, by and among Life Partners Holdings, Inc., Life Partners, Inc., LPI Financial Services, Inc., Life Partners IRA Holder Partnership, LLC and the individual listed on Exhibit D attached thereto, as Trustee

3.2*
Certificate of Formation of Life Partners IRA Holder Partnership, LLC, dated as of December 9, 2016, including Company Agreement of Life Partners IRA Holder Partnership, LLC a Texas limited liability company

4.1*
Life Partners Position Holder Trust, Issuer, Advance Trust & Life Escrow Services, LTA, as NIRAN Trustee and Vida, Capital, Inc., as Servicer, as Registrar Indenture Dated as of December 9, 2016 3.00% Senior Secured Notes Due 2031

10.1*	Servicing Agreement dated as of December 9, 2016, by and among Life Partners Position Holder Trust, Life Partners IRA Holder Partnership and Vida Capital, Inc.
10.2*	Securities and Deposit Accounts and Securities and Deposit Accounts Control Agreement dated as of December 9, 2016 by and among [list parties]
10.3*	Settlement Agreement among the Plaintiffs, the Trustee, the Subsidiary Debtors, and the Committee, dated as of July 8, 2016
10.4*	Revolving Line of Credit Agreement Among Life Partners Position Holder Trust, as Borrower, the Lenders Party Hereto, as Lenders, and Vida Capital, Inc., as Administrative Agent
10.5*	NIRAN Trustee Security Agreement, dated as of December 9, 2016 of Life Partners Position Holder Trust In Favor Of Advance Trust & Life Escrow Services, LTA, as trustee
99.1*	Order Confirming Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al Pursuant to Chapter 11 of the Bankruptcy Code, dated as of November 1, 2016
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017	LIFE PARTNERS POSITION HOLDER TRUST

	By:	/s/ Eduardo S. Espinosa
Eduardo S. Espinosa, Trustee

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

	By:	/s/ Eduardo S. Espinosa
Eduardo S. Espinosa, Manager

INDEX TO EXHIBITS

Exhibit No.	Description
2.1*	Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al., pursuant to Chapter 11 of the Bankruptcy Code
2.2*	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al, pursuant to Chapter 11 of the Bankruptcy Code
3.1*
Trust Agreement for Life Partners Position Holder Trust dated as of December 9, 2016, by and among Life Partners Holdings, Inc., Life Partners, Inc., LPI Financial Services, Inc., Life Partners IRA Holder Partnership, LLC and the individual listed on Exhibit D attached thereto, as Trustee

3.2*
Certificate of Formation of Life Partners IRA Holder Partnership, LLC, dated as of December 9, 2016, including Company Agreement of Life Partners IRA Holder Partnership, LLC a Texas limited liability company

4.1*
Life Partners Position Holder Trust, Issuer, Advance Trust & Life Escrow Services, LTA, as NIRAN Trustee and Vida, Capital, Inc., as Servicer, as Registrar Indenture Dated as of December 9, 2016 3.00% Senior Secured Notes Due 2031

10.1*	Servicing Agreement dated as of December 9, 2016, by and among Life Partners Position Holder Trust, Life Partners IRA Holder Partnership and Vida Capital, Inc.
10.2*	Securities and Deposit Accounts and Securities and Deposit Accounts Control Agreement dated as of December 9, 2016 by and among [list parties]
10.3*	Settlement Agreement among the Plaintiffs, the Trustee, the Subsidiary Debtors, and the Committee, dated as of July 8, 2016
10.4*	Revolving Line of Credit Agreement Among Life Partners Position Holder Trust, as Borrower, the Lenders Party Hereto, as Lenders, and Vida Capital, Inc., as Administrative Agent
10.5*	NIRAN Trustee Security Agreement, dated as of December 9, 2016 of Life Partners Position Holder Trust In Favor Of Advance Trust & Life Escrow Services, LTA, as trustee
99.1*	Order Confirming Revised Third Amended Joint Plan of Reorganization of Life Partners Holdings, Inc., et al Pursuant to Chapter 11 of the Bankruptcy Code, dated as of November 1, 2016
*	Filed herewith.